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                                                                 EXHIBIT (a)(13)

                     ADDENDUM FOR EMPLOYEES IN SWITZERLAND

TAX INFORMATION

     This addendum does not discuss all of the tax consequences that may be relevant to you in your particular circumstances, but is merely intended to alert you to some of the tax information you may want to consider in making your decision. In the event you previously paid tax or were required to pay tax in connection with the grant of your Eligible Options and Required Options, it is possible that you may not be able to credit this amount against taxes that will be payable should you accept any New Options and/or Supplemental Options. In addition, such taxes may be payable on the grant of the New Options and/or Supplemental Options (i.e., you may not be able to defer tax until exercise).

     Please note that tax laws change frequently and vary with your individual circumstances. Please consult a tax advisor to determine the tax considerations relevant to your participation in the Offer.